MoneyMart Assets, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

September 12, 2008

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin Rupert
Larry Greene

Re:	MoneyMart Assets, Inc.
Registration Statement on Form N-14
File Nos. 333-112406 and 811-02619

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), MoneyMart Assets, Inc. (“Registrant”) is hereby filing a delaying amendment with respect to its Registration Statement filed on Form N-14 on August 11, 2008, relating to the proposed reorganization of Dryden Money Market Fund, a series of Strategic Partners Mutual Funds, Inc., into the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Newark and the State of New Jersey, on the 12th day of September, 2008.

If you have any questions or comments, please do not hesitate to contact Jonathan Shain, counsel to the Registrant, at (973) 802-6469.

MONEYMART ASSETS, INC.

/s/ Jonathan D. Shain

By: Jonathan D. Shain, Assistant Secretary